4-11-2005



SEC 05040096 ISSION



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17289

8-17289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAHLER & EMERSON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 LEXINGTON AVENUE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HERBERT W. MAHLER (212)-702-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NELSON, MAYOKA & COMPANY PC
(Name – *if individual, state last, first, middle name*)

7 HIGH STREET SUITE 212, HUNTINGTON, NEW YORK 11743
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT W. MAHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAHLER & EMERSON, INC., as of JANUARY 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title


EDNA G. WEINER
Notary Public, State of New York
No. 24-4944722
Commission Expires 11/28/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Nelson, Mayoka & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Manhattan Office	*Long Island Office*
950 Third Ave, 31st Fl	*7 High Street, Suite212*
New York, New York	*Huntington, New York*
10022-5001	*11743-1000*
Tel. (212) 697-797	*Fax (212) 697-8997*

Email: nelsonmayoka@yahoo.com

Independent Auditor's Report

Board of Directors
Mahler & Emerson Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2005 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2005, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
March 10, 2005

Exhibit A

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2005

Assets

Cash and cash equivalents (Note 1)	$ 20,671
Securities owned at market value (Note 2)	685,242
Due from Others	3,540
Total Assets	$ 709,453

Liabilities & Stockholders' Equity

Accounts Payable & Accrued Expenses	$ 19,330
Total Liabilities	19,330
Stockholders' equity (Notes 4 and 5)	
Common Stock	366,130
Retained Earnings	323,993
Total Stockholder's Equity	690,123
Total Liabilities & Stockholder's Equity	$ 709,453

The accompanying notes are an integral part of these financial statements

EXHIBIT F

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year. It is assumed that all dilutive stock options are exercised at date of issuance and that proceeds are used to purchase shares of common stock.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 2 - Securities owned

Marketable securities consist of trading and investment securities at market values, as illustrated below.

	Owned
Corporate stocks	$685,242

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

Federal, State and City	$7,836

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At January 31, 2005, the company had net capital and net capital requirements of approximately $570,209 and $100,000 respectively. The Company's net capital ratio was 5.7 to 1.

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005

Note 5 - Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at January 31, 2005 were as follows:

Class A common stock, no par value, shares authorized 1,000: no shares issued and outstanding.

In the fiscal year ended January 31, 2004 the company acquired 260 shares of treasury stock for $23,273. No shares were issued in the fiscal year ended January 31, 2005.

Common stock, no par value: authorized 50,000 shares: issued 5,637 shares.

Options to purchase common stock are available to certain officers and directors. The option price was not less than the market price of the Company's common stock on the date of grant. All options are exercisable at any time as follows:

Number of Shares	Option price	Expiration date
500	84	January 4, 2008
800	59	January 14, 2006
1,400	66	January 30, 2007
1,000	115	January 15, 2009

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.